Exhibit 99.1

Cloopen To Acquire Zhuge, a User-Centric Intelligent Data Solution Provider

BEIJING, Dec. 12, 2021 /PRNewswire/ -- Cloopen Group Holding Limited (“Cloopen” or the “Company”) (NYSE: RAAS), a leading multi-capability cloud-based communications solution provider in China, today announced that it has entered into a definitive agreement to acquire the entire equity interests of Zhuge Inc. (“Zhuge”), a user-centric intelligent data solution provider, for a mix of cash and shares consideration. The shares issued will account for less than 1% of the Company’s outstanding share capital on a fully-diluted basis. The shares will be issued under a private placement pursuant to an exemption or exclusion from the registration requirements under the Securities Act of 1933, as amended.

The transaction is expected to be completed in December 2021, subject to customary closing conditions. There is no assurance that the transaction will be completed within the anticipated timeframe, or at all. Shareholders are cautioned not to place undue reliance on this announcement.

Mr. Changxun Sun, the Company’s Founder, Chairman of Board of Directors and Chief Executive Officer, commented, “We are thrilled to welcome Zhuge to our group. Over the past six years, Zhuge has dedicated itself to assisting clients in achieving data-driven growth, echoing our commitment to drive the digital transformation of our enterprise customers. To that end, Zhuge has continuously upgraded and innovated its products with a view to support more use cases. We expect the integration of Zhuge to strengthen our data capability and reinforce our competitive edge in intelligent enterprise marketing and customer service solutions. Going forward, together with Zhuge, we will offer a more comprehensive and synergistic product portfolio leveraging our respective expertise in enterprise communications and data intelligence.”

Mr. Miao Kong, the Founder and Chief Executive Officer of Zhuge, commented, “As one of the first user-centric behavior analysis platforms in China, we have accumulated extensive knowledge in behavioral analytics and customer data management. Enterprises in China have undergone digital transformation with an increasing focus on improving the customer experience and operational efficiency by applying data-driven insights. Together with Cloopen, we believe that we will be able to capitalize on this industry trend and provide enterprises with more advanced intelligent data products and services.”

About Cloopen

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). The Company’s mission is to enhance the daily communication experience and operational productivity for enterprises. The Company aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

About Zhuge

Zhuge Inc. is a user-centric intelligent data solution provider headquartered in China. Zhuge focuses on providing integrated one-stop data collection, management and journey analytics products and solutions that are easy to use and cover the entire user lifecycle. Leveraging insights into user behavioral data, Zhuge assists enterprises in improving marketing strategies and upgrading product portfolios. Zhuge serves enterprises of all sizes through public cloud SaaS development and private cloud deployment.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors, risks and uncertainties include, but not limited to the following: Cloopen’s goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to attract new customers or retain existing ones; its ability to continue developing solutions and the markets its solutions target; its ability to maintain collaborations with mobile network operators; its ability to enhance or upgrade its existing solutions and introduce new ones in a timely and cost-effective manner; its ability to maintain the compatibility of its solutions across devices, business systems and applications and physical infrastructure; relevant government policies and regulations relating to Cloopen’s corporate structure, business and industry, as well as the industries in which its customers operate; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

Company Contact

In China:

Cloopen Group Holding Limited

Investor Relations

E-mail: ir@yuntongxun.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: raas@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: raas@tpg-ir.com

SOURCE Cloopen Group Holding Limited